SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

F O R M  6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of March 2007

B.V.R. SYSTEMS (1998) LTD.

(Name of Registrant)

16 HA’MELACHA STREET PARK AFEK, ROSH HA’AYIN 48091, ISRAEL

(Address of Principal Executive Office)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_____

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_____

        Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

        If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________

BVR Systems awarded an additional program for its Embedded Virtual
Avionics (EVA) solution

ROSH HA’AYIN, Israel, March 25, 2007 – BVR Systems (1998) Ltd. (OTC Bulletin Board: BVRSF), announced today that its EVA (Embedded Virtual Avionics) product has been awarded a new important contract. The initial contract for the adaptation, integration and qualification of EVA to this aircraft is valued at approximately $US 1.0 million.

“The selection of our Embedded Virtual Avionics solution as a baseline on-board training solution is yet another important market recognition of BVR’s leading position within the airborne embedded training market,” responded BVR CEO Ilan Gillies. “Our strategy to focus on live and embedded training opportunities has proven itself in the last year. The direct results are reflected in multiple awards in both airborne and naval embedded training programs as well as the growing appreciation by both industry partners and customers”.

“This is a significant step in the realization of the estimates made by Frost & Sullivan when they recently awarded BVR the Entrepreneurial Company of the year in the market of military training and simulation. In the award, Frost & Sullivan acknowledged the potential of BVR’s unique and mature EVA (Embedded Virtual Avionics) solution as well as the IP rights related to this product.”

A Full-Service Airborne Training & Simulation Solution
EVA, a mature, complete embedded tactical simulation suite, is the flagship product of BVR, the leading supplier in the embedded training field. The system trains pilots for a wide range of mission scenarios on a variety of avionics systems.

EVA’s advanced onboard training capabilities include: a Virtual Radar Suite with a full range of A/A and A/G radar modes and ground mapping capabilities, a Virtual EW suite including radar and missile warning and counter measures dispensing systems, an enhanced tactical environment including smart computer-generated forces, and ground support software for embedded training mission planning and debriefing. Integration in all types of aircraft is as simple as plugging a new card into the avionics mission computer.

EVA offers a full array of advanced pre-, in- and post-flight simulation modules, including mission debriefing and ‘what if’ analysis tools. Its airborne capabilities are supplemented by a PC ground station for exercise planning and 3D mission rehearsal and debriefing. The ground station can also be connected to the training network using advanced data link capabilities for real-time monitoring.

About BVR Systems
BVR Systems (1998) Ltd. is a world leader in advanced defense training and simulation systems. The Company offers highly efficient, cost-effective solutions to the simulation, training and debriefing needs of modern air, sea and ground forces.

For more information visit the Company’s web site at http://www.bvrsystems.com

Contact:

Ilan Gillies - CEO
BVR Systems (1998) Ltd.
Tel +972-3-900-8000

This press release may contain forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on the current expectations of the management of BVR only, and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: changes in technology and market requirements; decline in demand for BVR’s products; inability to timely develop and introduce new technologies, products and applications; loss of market share and pressure on pricing resulting from competition, which could cause the actual results or performance of BVR to differ materially from those contemplated in such forward-looking statements. BVR undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. For a more detailed description of the risk and uncertainties affecting BVR, reference is made to BVR’s reports filed from time to time with the Securities and Exchange Commission.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BVR SYSTEMS (1998) LTD. By: /s/ Aviv Tzidon —————————————— Aviv Tzidon Chairman of the Board of Directors

Dated: March 25, 2007